Ur-Energy Maintains Production Schedule
While Exploring for New Discoveries - Webcast Tomorrow

Denver, Colorado (CCNMatthews – July 24, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce today that its permitting and engineering work is progressing on schedule, with positive results, and a vigorous exploration program has been initiated.

Bill Boberg, President & CEO stated, “Ur-Energy’s corporate objectives are three-fold:

1)	To start producing uranium in Wyoming by 2009;
2)	To be a low cost producer of uranium and not be impacted by lower uranium prices; and,
3)	To extend and expand our production pipeline through aggressive development and exploration programs in the US, exploration programs in Canada and through strategic acquisitions.

Our work to date in 2007 demonstrates our strong commitment to meeting those objectives. We are very encouraged by our development work to date at Lost Creek. We congratulate our superb mining team for maintaining a rigorous schedule to accomplish our goals. We are particularly pleased that our projected costs of production at our Lost Creek project will make us a low cost producer and profitable at spot uranium prices considerably below today’s prices.”

Due to extensive due diligence regarding the Company’s May 2007 financing, the normal quarterly report to shareholders was not possible, so there is six months of activities to report on at this time.

Management of Ur-Energy invites you to join them for a Webcast at 11:00 AM Eastern Time, this Thursday, July 26, 2007, to update interested shareholders on the fast-tracking of its Wyoming uranium projects. Instructions for joining the Webcast are as follows:

Date:   Thursday, July 26, 2007
Time:   11:00 AM Eastern Time
Dial-In Numbers:           Toll Free - 1-866-214-7077
                                           Toronto/International - 416-915-9608
Registration for Webcast:
To register to participate in the Webcast use the following link:

http://events.onlinebroadcasting.com/urenergy/072507/index.php

HIGHLIGHTS

Corporate

Ur-Energy continued to expand on its technical expertise during the first half of 2007 through development of a strong engineering and geologic team in its Casper, Wyoming office for its uranium in-situ recovery (“ISR”) program. The company team members have more than 450 years of combined direct experience in all phases of uranium mining from exploration through development, mining and processing.

Important events to date in 2007 include the following:

•	Wayne Heili joined the Company as Vice President, Mining & Engineering.
•	Steve Hatten joined the Company as Manager of Engineering.
•	Roger Smith joined the firm as Chief Financial Officer.
•	Expansion of office space and operational staff in Casper, Wyoming.
•	C$82.5 million raised through “bought deal” prospectus financing at C$4.75.

Lost Creek Project

The Lost Creek uranium deposit is located four miles north of Rio Tinto's Sweetwater mill in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometres) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 metres) and 700 feet (213 metres) in depth. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., June 15, 2006) for Lost Creek are: 9.8 million pounds of U3O8 at 0.058% as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076% as an inferred resource. In 2006, seventeen cased monitoring and pump test wells were completed on the property and the initial testing was completed successfully with encouraging results.

Four drill rigs are presently drilling at Lost Creek and the addition of a fifth rig has been scheduled. The drilling is to complete several separate phases of work on the project:

•	Installation of pump test and monitor wells for baseline and engineering data.
•	Ore body delineation wells to better define the ore body for wellfield planning.
•	Condemnation wells to assure that the plant site will not be built on an ore deposit.
•	Water wells for water for the drilling operation.

The following work at Lost Creek was completed during the past six months and additional work is planned for the remainder of 2007:

•	A second round of pump testing was completed demonstrating above average flow rates and favourable conditions for ISR mining. A third round of pump testing is planned for August 2007.
•	29 of 59 pump test and monitoring wells have been installed to date, with the remainder to be installed during 2007.
•	32 delineation drill holes of 195 delineation holes have been completed. The extensive delineation drilling program is to define the outer limits of mineralization for engineering wellfield design.
•

2 additional water wells were completed away from the delineated wellfields. One of the water wells intercepted 12 feet (3.7 metres) of uranium-bearing sandstone at a grade of 0.075 % U3O8. This is within the main mineralized zone, but more than 2,400 ft. (732 metres) from known mineralization indicating a possible major extension of mineralization within the main mineralized zone.

•	6 condemnation drill holes reaching up to 1,000 feet (305 metres) in depth were completed in the proposed plant site areas.

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Mineralized intercepts in the 2007 drilling program continue to indicate that the mineralization at Lost Creek is commonly thicker than average mineralized roll fronts in the basin. Examples are: LC45 in the HJ Sand was 27 feet (8.2 metres) thick at a grade of 0.121% U3O8 and LC49 in the KM Sand was 25 feet (7.6 metres) thick at a grade of 0.064% U3O8.

•	Engineering feasibility studies being conducted by the Ur-Energy in-house engineering team are well underway, including wellfield design and processing plant design.
>

A proposed new processing plant is being designed and permitted to produce 2 million pounds of U3O8 yellowcake slurry per year with the capability to toll process loaded resin from other satellite ISR facilities.

> Capital equipment orders for long lead time items will be placed early in 2008.
>

Instead of building a satellite plant for resin loading, as anticipated in the preliminary plans, Ur-Energy will construct a full scale processing plant which will be completed in stages. The first stage will produce yellowcake slurry and, at a later date, a second stage will add a drying and packaging facility.

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The Ur-Energy License Permit Application to the US Nuclear Regulatory Commission (“NRC”) for Lost Creek is being compiled into report form based on the extensive individual geologic, engineering and environmental studies completed by Ur-Energy since starting the permitting process in July 2005.

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The projected date for submission of the Ur-Energy License Permit to the NRC is September 2007. This is projected to be the first new ISR (non-satellite) mining license application from Wyoming in recent years.

> The Application for the Ur-Energy Permit to Mine will be submitted to the Wyoming Department of Environmental Quality (“WDEQ”) following the license submission to the NRC.
•	All environmental baseline studies have been completed and our contractor, AATA International, is compiling the permit applications for both the NRC and the WDEQ.
•	Evaluation and permitting of Class I deep disposal well sites is being done by Petrotek Engineering.
•	The 2007 budget for Lost Creek is approximately US$8 million.

Regarding the preparation of the Applications for Permit to Mine at Lost Creek, Bill Boberg, Ur-Energy President & CEO, stated, “We are still on time and within budget to complete and submit our application for Permit to Mine at Lost Creek this September. Drilling at Lost Creek has been identifying several new areas for potential expansion of our resource base, and we expect that drilling during 2007 will increase the Lost Creek resources. Our staff and contractors have been doing an excellent job of moving the Lost Creek project forward. I fully expect that the quality of our applications will be a model that the agencies will use in evaluating future applications. We will be the first new production by a junior uranium company in the state of Wyoming.”

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek project. The property already has over 3,700 historic drill holes defining 14 mineralized sandstone units. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., July 10, 2006) for Lost Soldier are: 5 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource.

•	All environmental baseline studies have been completed, with baseline groundwater and meteorological data collection is on-going.
•	A scoping study is being completed by Pincock, Allen & Holt Engineering. This study will include an evaluation of the mineability of additional shallow uranium resources which are above the water table and were not included in the Ur-Energy NI 43-101 compliant resource base for Lost Soldier.
•	The 2007 budget for Lost Soldier is approximately US$1 million.

USA Exploration Projects

An in-house team of four geologists in the Ur-Energy Littleton office has been doing an evaluation of the extensive well log and exploration database owned by Ur-Energy. During 2007, exploration will be carried out on five projects: three on 100% Ur-Energy projects and two by other companies through exploration, development and operating ventures on Ur-Energy properties.

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During 2007, more than 11,000 additional acres of on-trend mineral properties were acquired and added to the Ur-Energy US property portfolio. The total US land holdings are now approximately 91,000 acres.

•	New drill targets in Wyoming, based on in-house uranium exploration models, have been developed for the Radon Springs, Eagles Nest and the LC (Lost Creek) North project areas.
	>	Drill permit applications have been submitted to the WDEQ for an exploration drilling program of 74 holes to start on these projects in August 2007.
	>	Reclamation bonding to cover the above drill permit applications will be more than US$500,000.
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An exploration, development and mine operating agreement was entered into with a subsidiary of Target Exploration & Mining to earn-in 75% on the Ur-Energy Bootheel Project properties in the Shirley Basin, Albany County, Wyoming.

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An exploration, development and mine operating agreement was entered into with a subsidiary of Trigon Uranium Corporation to earn-in 50% (plus the potential to acquire an additional 1%) on the Ur-Energy Hauber Project properties on-trend with the Hauber uranium mine in Crook County, Wyoming.

•	The 2007 budget for exploration on the 100% Ur-Energy projects in the USA is approximately US$2 million.

Canadian Exploration Projects

Ur-Energy’s key uranium exploration properties in Canada that are wholly owned or under option cover more than 380,000 acres (153,000 hectares). The major land holdings in the NWT and Nunavut are Screech Lake and Eyeberry Properties, Thelon Basin, Northwest Territories; Bugs, Kivallig region, Nunavut; and the Hornby Bay Basin properties which straddle the Nunavut/Northwest Territory boundary, and the R-Seven and Rook 1 Properties, Athabasca Basin, Saskatchewan under option from Titan Uranium Exploration.

•	Hornby Bay West Dismal Lakes property
	>	Joint Venture with Triex Minerals Corporation as operator.
		o	Triex to spend C$700,000 to earn 100% (Ur-Energy retains 5% NSR royalty).
	>	Triex currently drilling (July - August 2007) conductive zones.
		o	Plans are to spend C$1.25 million during 2007.
•	R-Seven and Rook 1 properties
	>	Joint Venture with Titan Uranium as operator.
		o	Ur-Energy is required to spend C$9.0 million, over four years, to earn up to 51%.
		o	Properties cover 187,053 acres (75,698 hectares).

	>	Adjacent property held by Cameco has drill hole that intersected 0.24% U3O8 over 2.4 meters in a conductive zone that extends on to the R-Seven and Rook 1 properties
	>	Very prospective properties with numerous electromagnetic conductive zones.
•	Screech Lake property (100% URE)
	>	Ur-Energy work has been slowed by lack of permit to drill during 2007.
o
Report by MacKenzie Valley Environmental Impact Review Board (“MVEIRB”) made the recommendation to Minister of Indian and Northern Affairs Canada (“INAC”) that the Ur-Energy application for a Limited Use Permit (“LUP”) for drilling at Screech Lake be rejected (for details see Ur- Energy Press Release May 9, 2007).

		o	Ur-Energy has expressed its concerns to the INAC Minister and a final decision by the Minister has not yet been made.
•	Bugs property (100% URE)
	>	2007 exploration program underway.
	>	Property has several high-grade boulder trains.
	>	2007 program will define targets for future drilling.
•	The Ur-Energy budget for Canadian projects during 2007 is approximately C$2.5 million.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.